UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cornerstone Therapeutics Inc.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

with a copy to:

Chiesi Farmaceutici SpA Via Palermo 26/A 43122 Parma, Italy Attention: Marco Vecchia Facsimile: +39 0521 774468	Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540-6241 Attention: Emilio Ragosa Facsimile: (609) 919-6701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21924P103		13D/A

1	Names of Reporting Persons Chiesi Farmaceutici SpA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,687,538 (1)

	8	Shared Voting Power 13,333 (2)

	9	Sole Dispositive Power 15,687,538 (1)

	10	Shared Dispositive Power 13,333 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,700,871 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.3% (3)

14	Type of Reporting Person CO

(1)

Includes (i) 11,902,741 newly issued shares of common stock, par value $0.001 per share (“Common Stock”) of Cornerstone Therapeutics Inc. (the “Company”) acquired by Chiesi Farmaceutici SpA (“Chiesi”); (ii) 1,600,000 shares of outstanding Common Stock acquired by Chiesi from two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the former Executive Vice President, Manufacturing and Trade of the Company; (iii) 269,684 shares of Common Stock that the Company was required to issue under the Stock Purchase Agreement which was requested by Chiesi within 90 days of the closing of the Company Stock Sale; (iv) 450,000 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.02 per share from entities controlled by Mr. Collard and Mr. Lutz on December 16, 2010, pursuant to a stock purchase agreement dated December 16, 2010; (v) 21,200 shares of outstanding Common Stock acquired by Chiesi in open market transactions between November 29, 2011 and March 15, 2012; and (vi) 1,443,913 shares of outstanding Common Stock acquired by Chiesi at a purchase price of $6.25 per share from Carolina Pharmaceuticals, Ltd. on April 3, 2012, pursuant to a stock purchase agreement dated March 16, 2012 (the “March 2012 Stock Purchase Agreement”). This Amendment No. 4 is being filed to include the additional 21,200 shares Chiesi purchased in a series of open market transactions and the 1,443,913 shares Chiesi purchased from an entity controlled by Mr. Collard and Mr. Lutz on April 3, 2012, pursuant to the March 2012 Stock Purchase Agreement.

(2)

Includes options to purchase 13,333 shares of Common Stock that are exercisable within 60 days of the date of this filing held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi.

(3)	Calculated based on 26,020,338 shares of Common Stock outstanding as of February 29, 2012 (as reported in the Company’s 10-K filed March 6, 2012).

Item 1. Security and Company

This Amendment No. 4 (this “Schedule 13D/A”) amends and restates in its entirety the Schedule 13D originally dated May 6, 2009, as amended on July 28, 2009, November 25, 2009 and December 20, 2010 and relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2. Identity and Background

(a) This Schedule 13D/A is being filed by Chiesi Farmaceutici SpA (“Chiesi”).

(b) The principal business address and principal office address of Chiesi is Via Palermo 26/A, 43122 Parma, Italy.

(c) Attached as Schedule A is the name, principal occupation, business address and citizenship of each executive officer and/or director of Chiesi.  Schedule A is incorporated into and made a part of this Schedule 13D/A.

(d) During the last five years, neither Chiesi nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Chiesi nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Chiesi is organized under the laws of Italy. Schedule A sets forth the citizenship of each executive officer and/or director of Chiesi.

Item 3. Source and Amount of Funds or Other Consideration

Chiesi Investment in the Company and Initial Purchase from Certain Stockholders — May 6, 2009

On May 6, 2009, the Company and Chiesi entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Company agreed, subject to the terms and conditions set forth in the Stock Purchase Agreement, to issue and sell 11,902,741 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), to Chiesi (the “Company Stock Sale”). The Stock Purchase Agreement provided that, in exchange for the shares to be issued to Chiesi, Chiesi would (i) grant the Company an exclusive ten-year license to distribute and market Chiesi’s Curosurf® product in the United States and (ii) pay the Company $15,465,075 in cash. The Stock Purchase Agreement also contemplated that the Company’s certificate of incorporation and bylaws be amended to incorporate certain corporate governance provisions consistent with the terms of the Governance Agreement described below.

Concurrently with the closing of the Company Stock Sale on July 28, 2009, Chiesi purchased an aggregate of 1.6 million shares of Common Stock owned by two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the then Executive Vice President, Manufacturing and Trade of the Company, pursuant to a separate stock purchase agreement (the “Stockholders Stock Purchase Agreement”), for $5.50 per share in cash.  Following the closing of the Initial Stock Sale and the closing of the Company Stock Sale on July 28, 2009, Chiesi owned approximately 51% of the Company’s outstanding Common Stock on a Fully Diluted Basis (as defined in the Stock Purchase Agreement).

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company, Chiesi and, solely with respect to certain sections identified therein, certain stockholders of the Company, entered into a Governance Agreement (the “Governance Agreement”), which set forth certain rights and obligations of the Company, Chiesi and such stockholders concerning, among other things, certain corporate governance matters, the voting of Chiesi’s shares of Common Stock, certain limitations on future acquisitions and dispositions of shares of Common Stock by Chiesi and certain rights of first offer to distribute and market the other party’s products. The Governance Agreement became effective upon the closing of the Company Stock Sale. The Governance Agreement also provided that during the period beginning on the date of closing of the Company Stock Sale and ending 24 months thereafter (the “Blackout Period”), Chiesi would not directly or indirectly acquire or offer to acquire any shares of Common Stock except pursuant to certain exceptions described in the Governance Agreement.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company, Chiesi and certain stockholders of the Company, entered into a Stockholders Agreement, as amended (the “Stockholders Agreement”) pursuant to which the stockholders agreed not to sell or otherwise transfer a number of shares equal to approximately 80% of the shares of Common Stock held by them as of May 6, 2009 (the “Covered Shares”), subject to certain exceptions described in the Stockholders Agreement. In addition, the stockholders agreed they would not, directly or indirectly, acquire or offer to acquire any shares of Common Stock, subject to certain exceptions described in the Stockholders Agreement. The Stockholders Agreement also provided that beginning on the date on which the restrictions on transfers by the stockholders of the Covered Shares lapsed and for a 30 day period thereafter, Chiesi had the option, exercisable in whole but not in part on a single occasion, to acquire all the stockholders’ Covered Shares, at a price per share of $12.00 (subject to adjustment for any stock split, stock dividend, reverse stock split or similar adjustment). Each stockholder also agreed, subject to certain conditions, that at any meeting of the stockholders of the Company called to consider a transaction in which Chiesi or its affiliate would acquire all the outstanding capital stock of the Company, the stockholder would vote all shares of Common Stock owned by such stockholder at the applicable record date set for such meeting in the same proportions that the shares of Common Stock owned by the other stockholders of the Company (other than Chiesi and its affiliates) were voted on such matter. The Stockholders Agreement became effective upon the closing of the Company Stock Sale.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and Chiesi entered into a Registration Rights Agreement (the “Chiesi Registration Rights Agreement”), pursuant to which the Company agreed to provide registration rights to Chiesi with respect to the shares of Common Stock to be acquired in the Company Stock Sale. Under such agreement, following the Blackout Period, Chiesi was entitled to require the Company to file with the SEC certain registration statements under the Securities Act of 1933, as amended, (each a “Demand Registration”) with respect to the resale of the shares of Common Stock acquired pursuant to the Initial Stock Purchase Agreement and the Stock Purchase Agreement up to four times, and to include its shares of Common Stock in any registration the Company proposed for its own account or for the account of one or more of its stockholders.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and the stockholders of the Company who entered into the Stockholders Agreement also entered into a Registration Rights Agreement (the “Stockholders Registration Rights Agreement”) substantially similar to the Chiesi Registration Rights Agreement. Under such agreement, such stockholders were entitled to two Demand Registrations during the Blackout Period and three Demand Registrations thereafter. The stockholders also had the right to include their shares of Common Stock in any registration the Company proposed for its own account or for the account of one or more of its stockholders.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and Chiesi entered into a Voting Agreement (the “Chiesi Voting Agreement”), pursuant to which Chiesi agreed to vote all of its shares of Common Stock in favor of the approval and adoption of the proposed amendment to the Company’s certificate of incorporation.

In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company also, on May 6, 2009, entered into a voting agreement with Chiesi and certain stockholders of the Company named therein (the “Stockholders Voting Agreement”), solely with respect to Section 2(b) thereof, which provided that the Company would not, and was unconditionally instructed not to, permit on its books and records transfers by, issue new certificates to or record any vote of such stockholders, unless such stockholder had complied with the terms of the Stockholders Voting Agreement. Pursuant to the Stockholders Voting Agreement, the stockholders named therein granted to Chiesi irrevocable proxies over the shares of Common Stock owned by them and agreed to vote the shares of Common Stock owned by them in favor of the Company Stock Sale and approval and adoption of the proposed amendment to the Company’s certificate of incorporation, subject to the terms and conditions of the Stockholders Voting Agreement.

On July 28, 2011, the Governance Agreement terminated pursuant to its terms; however, certain of the other agreements discussed above continue to have ongoing obligations.

Chiesi Additional Purchase of Shares from Certain Stockholders — December 16, 2010

Pursuant to the Governance Agreement while it was in effect, Chiesi was permitted to make additional purchases of the Company’s common stock to the extent necessary to maintain its beneficial ownership of the Company’s common stock at 51% on a Fully Diluted Basis (as defined in the Governance Agreement). As a result of the issuance of additional equity awards under the Company’s stock option plan following the closing of the Initial Stock Sale, Chiesi’s beneficial ownership on a Fully Diluted Basis had dropped below 51%. Accordingly, Chiesi approached entities controlled by Mr. Collard and Mr. Lutz regarding their willingness to sell additional shares to Chiesi in a private transaction. The parties agreed that a private sale was in the best interests of the parties, the Company and the Company’s other stockholders in that it would avoid potential short-term market distortions that could have occurred had Chiesi sought to purchase the shares in the open market.

Accordingly, on December 16, 2010, the entities controlled by Mr. Collard and Mr. Lutz sold an additional 450,000, of Common Stock to Chiesi pursuant to a stock purchase agreement dated December 16, 2010 (the “December 16, 2010 Stock Purchase Agreement”) at a price of $6.02 per share, for aggregate proceeds of $2.7 million. The agreed-upon sales price was determined based on the average closing price of the Common Stock during the twenty trading days prior to the date of the sale.

Open Market Transactions

On November 29, 2011, December 14, 2011, March 12, 2012, March 14, 2012 and March 15, 2012, Chiesi acquired an aggregate of 21,200 shares of outstanding Common Stock at prices ranging from $5.0649 to $6.08 per share, in open market transactions.  These purchases were made to maintain Chiesi’s beneficial ownership percentage of the Company’s outstanding Common Stock on a fully diluted basis.

Chiesi Agreement to Purchase Shares from Carolina — March 16, 2012

On March 16, 2012, Carolina Pharmaceuticals Ltd., a Bermuda company (“Carolina”) and Chiesi entered into a stock purchase agreement (the “March 16, 2012 Stock Purchase Agreement”), whereby Carolina agreed to sell, and Chiesi agreed to purchase, 1,443,913 shares of Common Stock held by Carolina for $6.25 per share for aggregate proceeds of approximately $9.0 million. Chiesi had approached Carolina regarding its willingness to sell additional shares in a private transaction to allow Chiesi to increase its ownership in the Company. The parties agreed that a private sale was in the best interests of the parties, the Company and the Company’s other stockholders in that it would avoid potential short-term market distortions that could have occurred had Chiesi sought to purchase the shares in the open market. The closing of the transaction contemplated by the March 16, 2012 Stock Purchase Agreement occurred on April 3, 2012 following approval of the transaction by the boards of directors of Chiesi and Carolina on March 30, 2012 and March 31, 2012, respectively.

The source of the consideration provided by Chiesi for the purchases of Common Stock described above was working capital. No borrowed funds were used to purchases of Common Stock described above, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The descriptions of the Stock Purchase Agreement, the Stockholders Stock Purchase Agreement, the Governance Agreement, the Stockholders Agreement, the Chiesi Registration Rights Agreement, the Stockholders Registration Rights Agreement, the Chiesi Voting Agreement, the Stockholders Voting Agreement, the December 16, 2010 Stock Purchase Agreement and the March 16, 2012 Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the following, which are incorporated herein by reference: (i) the Stock Purchase Agreement, which is referenced herein as Exhibit 1; (ii) the Stockholders Stock Purchase Agreement, which is referenced herein as Exhibit 2; (iii) the Governance Agreement, which is referenced herein as Exhibit 3; (iv) the Stockholders Agreement, which is referenced herein as Exhibit 4, as amended by Exhibit 5; (v) the Chiesi Registration Rights Agreement, which is referenced herein as Exhibit 6; (vi) the Stockholders Registration Rights Agreement, which is referenced herein as Exhibit 7; (vii) the Chiesi Voting Agreement, which is referenced herein as Exhibit 8; (viii) the Stockholders Voting Agreement, which is referenced herein as Exhibit 9; (ix) the December 16, 2010 Stock Purchase Agreement, which is referenced herein as Exhibit 10; and (x) the March 16, 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 11.

Item 4. Purpose of Transaction

(a) — (b) The purpose of the sales of Common Stock by the Company and by the entities controlled by Mr. Collard and Mr. Lutz and the entry into the other agreements entered into in connection with the proposed issuance and sale of shares of Common Stock to Chiesi is to form a strategic alliance between the Company and Chiesi through the transactions contemplated by the agreements described above.

(c) Not applicable.

(d) Other than as set forth above, not applicable.

(e) Other than as a result of the sales of Common Stock described above, not applicable.

(f) Not applicable.

(g) Other than as set forth above, not applicable.

(h) — (i) Not applicable.

(j) Other than as described above, neither Chiesi, nor to Chiesi’s knowledge, any of the individuals or entities named in Schedule A to this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D/A (although they reserve the right to develop such plans).  Chiesi may, from time to time, purchase additional shares to maintain its current percentage ownership interest in the Company on a fully diluted basis.  Chiesi intends to review the performance of its investment in the Company from time to time.  Depending on various factors, including the business, prospects and financial position of the Company, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, Chiesi will take such actions with respect to their investment in the Company as it deems appropriate in light of the circumstances existing from time to time.  Chiesi may purchase additional Common Stock of the Company or may, and hereby reserves the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Item 5. Interest in Securities of the Company

(a) — (b) As of the date of this Schedule 13D/A, Chiesi beneficially owns 15,700,871 shares of Common Stock, representing approximately 60.3% of the Company’s issued and outstanding shares of Common Stock.  The 15,700,871 shares of Common Stock include: (a) 15,687,538 shares of which Chiesi has sole power to vote and dispose and (b) options to purchase 13,333 shares of Common Stock that are exercisable within 60 days of the date of this filing, held by certain directors of the Company, who are designees of Chiesi, and also serve as officers or directors of Chiesi, of which Chiesi may be deemed to possess shared power to vote and dispose.  All calculations made in this paragraph were made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and were calculated based on 26,020,338 shares of Common Stock outstanding as of February 29, 2012 (as reported in the Company’s 10-K filed March 6, 2012).

To the knowledge of Chiesi and other than as set forth above, no other shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D.

(c) Neither Chiesi, nor, to the knowledge of Chiesi, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Company

As discussed in Item 3 above, Chiesi has entered into various agreements with respect to the Common Stock it beneficially owns. Such information is incorporated into this Item 6 by reference. Except as described in this Schedule 13D/A, to the best knowledge of Chiesi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Chiesi and the persons or entities identified in Item 2 and between such person or entity and any person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies..

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1

Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 2	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone BioPharma Holdings, Ltd. and Lutz Family Limited Partnership, filed herewith.

Exhibit 3

Governance Agreement, dated as of May 6, 2009, by and among the Company, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 4

Stockholders Agreement, dated as of May 6, 2009, by and among the Company, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 5

Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Company, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2009 (File No. 000-50767)).

Exhibit 6

Registration Rights Agreement, dated as of May 6, 2009, by and between the Company and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 7

Registration Rights Agreement, dated as of May 6, 2009, by and among the Company, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 8

Voting Agreement, dated as of May 6, 2009, by and between the Company and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 9	Voting Agreement, dated as of May 6, 2009, by and among Chiesi, Cornerstone Biopharma

Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership, Brian Dickson, Josh Franklin, David Price and Alan Roberts (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (File No. 000-50767)).

Exhibit 10

Stock Purchase Agreement, dated as of December 16, 2010, by and among Chiesi Farmaceutici SpA, Cornerstone Biopharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 3 to Chiesi’s Schedule 13D, filed on December 20, 2010 (SEC File No. 005-79887)).

Exhibit 11	Stock Purchase Agreement, dated as of March 16, 2012, by and among Chiesi Farmaceutici SpA and Carolina Pharmaceuticals, Ltd., filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012

Chiesi Farmaceutici SpA

By:	/s/ Alberto Chiesi
	Name:	Alberto Chiesi
	Title:	President

SCHEDULE A

Chiesi Farmaceutici SpA

Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Alberto Chiesi	President	President	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President	Vice-President & Director of R&D	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Di Francesco	CEO	CEO / Managing Director	Via Palermo 26/A 43122 Parma Italy	Italian

Alessandro Chiesi	Director	Head of International Division	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Director	Head of Project and Portfolio Management	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Director	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Giacomo Chiesi	Director	Business Development Manager	Via Palermo 26/A 43122 Parma Italy	Italian

Carlo Sante Antonio Salvatori	Director	President — Lazard Italy	Via Palermo 26/A 43122 Parma Italy	Italian

Executive Officers (1)

Name	Position	Business Address	Citizenship
Alberto Chiesi	President	Via Palermo 26/A 43122 Parma Italy	Italian

Paolo Chiesi	Vice-President & Director of R&D	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Di Francesco	CEO / Managing Director	Via Palermo 26/A 43122 Parma Italy	Italian

Marco Vecchia	Head of Legal & Corporate Affairs	Via Palermo 26/A 43122 Parma Italy	Italian

Ugo Bettini	Head of Corporate, Human Resources and Organization	Via Palermo 26/A 43122 Parma Italy	Italian

Danilo Piroli	Head of Corporate Finance & Control	Via Palermo 26/A 43122 Parma Italy	Italian

Anton Giorgio Failla	Head of Corporate Development	Via Palermo 26/A 43122 Parma Italy	Italian

Maria Paola Chiesi	Head of Strategic Planning	Via Palermo 26/A 43122 Parma Italy	Italian

Vanda De Cian	Head of Corporate Drug Development	Via Palermo 26/A 43122 Parma Italy	Italian

Alessandro Chiesi	Head of International Division	Via Palermo 26/A 43122 Parma Italy	Italian

Andrea Chiesi	Head of Project and Portfolio Management	Via Palermo 26/A 43122 Parma Italy	Italian

Giovanni La Grasta	Head of Corporate Industrial & Supply Operations	Via Palermo 26/A 43122 Parma Italy	Italian

Cosimo Pulli	General Manager Market Company Italy	Via Palermo 26/A 43122 Parma Italy	Italian

(1)   The listing of these individuals for purposes of this Schedule 13D shall not be deemed an admission that such individuals are “officers” under Italian law.